Exhibit 99.1

Biofrontera Aktiengesellschaft,
Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

Invitation to the Annual General Meeting,

We hereby invite our shareholders to the

Ordinary Annual General Meeting,

which will be held as a

virtual Annual General Meeting

(i.e. without the physical presence of shareholders or their proxies), on Thursday, 28 May 2020, at 11:00 a.m.

The Annual General Meeting will be held at the Company’s business premises in Leverkusen, Hemmelrather Weg 201, 51377 Leverkusen. Given the COVID-19 pandemic, the Management Board has decided, with the consent of the Supervisory Board, to make use of the possibility under Section 1 (2) of the Act on Measures in Company, Cooperative, Association, Foundation and Residential Property Law to Combat the Effects of the COVID-19 Pandemic (“COVID-19 Act”) (published as Article 2 of the Act on Mitigating the Consequences of the COVID-19 Pandemic in Civil, Insolvency and Criminal Proceedings Law, published in the Federal Law Gazette (Bundesgesetzblatt), Part I, of 27 March 2020), and to hold the Annual General Meeting as a virtual Annual General Meeting without the physical presence of shareholders or their proxies.

We therefore ask our shareholders this year to pay special attention to the information contained under section II. in this invitation to the Annual General Meeting regarding registration for the Annual General Meeting, the exercise of voting rights and other shareholder rights.

I. Agenda

1.	Submission of the adopted separate annual financial statements and approved consolidated financial statements, the combined separate and Group management report, the Management Board’s explanatory report relating to the disclosures pursuant to Sections 289a (1), 315a (1) of the German Commercial Code (HGB), and of the Supervisory Board’s report for the financial year ending 31 December 2019

The Supervisory Board has approved the separate annual financial statements and consolidated financial statements prepared by the Management Board pursuant to Sections 171, 172 of the German Stock Corporation Act (AktG). The separate annual financial statements have thereby been adopted pursuant to Section 172 AktG. For this reason, no resolution is required by the AGM relating to the adoption of the separate annual financial statements or relating to the approval of the consolidated financial statements pursuant to Section 173 AktG. Furthermore, the remaining aforementioned documents are only to be made accessible to the AGM pursuant to Section 176 (1) Clause 1 AktG, a related resolution is not required.

2.	Resolution concerning the discharge of the members of the Management Board for the 2019 financial year

The Management and Supervisory boards propose that the AGM discharge the Management Board members holding office in the 2019 financial year.

3.	Resolution concerning the discharge of the members of the Supervisory Board for the 2019 financial year

a)	The Management and Supervisory boards propose that the AGM discharge the members of the Supervisory Board who were in office in the 2019 financial year, namely Dr. Ulrich Granzer, Mr. Jürgen Baumann, Dr. John Borer, Mr. Reinhard Eyring, Prof. Dr. Franca Ruhwedel and Mr. Kevin Weber.

b)	The Management and Supervisory boards of Biofrontera AG propose that the AGM should not discharge Supervisory Board member Mr. Hansjörg Plaggemars who held office in the 2019 financial year.

4.	Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2020 financial year and as auditor for a possible audit review of the condensed interim financial statements and interim management report

Based on the recommendation of its Audit Committee, the Supervisory Board proposes electing Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, to be the auditor of both the separate and the consolidated financial statements for the 2020 financial year and as auditor for a possible review of the condensed interim financial statements and interim management report as at 30 June 2020 and 30 June 2021 in accordance with section 115(5) WpHG (German Securities Trading Act).

The Audit Committee has stated that its recommendation is free of inappropriate third-party influence and none of the clauses restricting its selection options in the meaning of Article 16 (6) of the EU Auditing Directive (Article 16 of the EU Directive No. 537/2014 of the European Parliament and Council dated 16 April 2014) was imposed upon it.

5.	Resolution on the amendment of Section 18 of the Company’s Articles of Association (Supervisory Board compensation)

The compensation of the Supervisory Board is regulated in Article 18 of the Company’s Articles of Association. The current regulation is based on the resolution of the Annual General Meeting of 24 May 2007.

Accordingly, all members of the Supervisory Board currently receive annual fixed compensation of EUR 15,000 (fixed compensation) in addition to reimbursement of their expenses. If consolidated earnings per share improve by 25% or more in the financial year for which the fixed compensation is paid (compensation year), and in the financial year preceding the compensation year compared with the financial year preceding the latter, each member of the Supervisory Board is granted annual performance-related compensation of EUR 10,000 in addition to the fixed compensation for the compensation year (performance-related compensation). In the event of an improvement in consolidated earnings per share of 50% or more in each case, the performance-related annual compensation amounts to EUR 20,000. The Chair of the Supervisory Board receives twice and the Deputy Chair one and a half times the aforementioned compensation.

Section 5.4.7 of the German Corporate Governance Code as amended on 12 June 2006 made provision whereby supervisory board members receive fixed as well as performance-related compensation. This also formed the background to the inclusion of a corresponding provision in the current Section 18 of the Company’s Articles of Association.

The workload of the members of the Supervisory Board has increased steadily since the Annual General Meeting on 24 May 2007. In addition, Section G.18 of the German Corporate Governance Code as amended on 16 December 2019 now suggests that supervisory board compensation should consist of fixed compensation. Performance-related compensation is therefore no longer recommended from the perspective of the German Corporate Governance Code. In addition, the German Corporate Governance Code in the version dated 16 December 2019 makes provision whereby supervisory board members receive compensation that is commensurate with their duties and the company’s situation. Supervisory board compensation should take appropriate account of the greater time expenditure of the chair and deputy chair of the supervisory board, and of the chairs and members of committees. The current provision of the Articles of Association does not provide for a corresponding differentiation.

These developments and general conditions are to be taken into account appropriately around 13 years after the last adjustment of the Supervisory Board’s compensation. The variable compensation of the members of the Supervisory Board is to be abolished and pure fixed compensation is to be appropriately redefined.

The Management and Supervisory boards propose that Section 18 of the Company’s Articles of Association be amended as follows:

“Section 18 Compensation of the Supervisory Board

(1)	Each member of the Supervisory Board shall receive annual fixed compensation of EUR 20,000. The Chair shall receive double this amount, and the Deputy Chair shall receive 1.5 times this amount.

(2)	The members of the Supervisory Board shall receive the following additional compensation for their work in Supervisory Board committees:

a.	Each member of the Audit Committee shall receive EUR 3,000, and the chair of the Audit Committee shall receive twice this amount.

b.	Each member of another committee shall receive EUR 2,000, and the chair of another committee shall receive twice this amount. Membership of the Nomination Committee shall not be taken into account.

Committee activities are taken into consideration for a maximum of two committees. If this number is exceeded, the two highest paid memberships shall be decisive.

(3)	Supervisory Board members who belong to the Supervisory Board or a committee for only part of the financial year or who hold the chair or deputy chair of the Supervisory Board or the chair of a committee shall receive compensation pro rata temporis.

(4)	In addition, the members of the Supervisory Board shall receive an attendance fee of EUR 1,000 for each attendance at a meeting of the Supervisory Board or its committees. Participation in telephone and video conferences or participation in a meeting by means of a telephone and video conference shall be remunerated accordingly with an attendance fee. For several meetings – whether of the Supervisory Board or of committees – which are held on one calendar day, attendance fees shall be paid only once in total.

(5)	In addition, the members of the Supervisory Board, with the exception of the Chair and the Deputy Chair, shall receive remuneration of EUR 4,000 for chairing a General Meeting.

(6)	The compensation shall be payable after the end of each quarter.

(7)	The Company shall compensate the Supervisory Board members for outlays arising from the exercising of their office, including any sales tax (value added tax) owing on the compensation and reimbursement of their outlays.

(8)	The Company shall include the performance of the Supervisory Board members’ duties in the D&O insurance policy taken out by the Company.”

6.	Resolution on the increase of the share capital against cash capital contributions while granting an indirect subscription right

The Company’s share capital currently amounts to EUR 44,849,365 and is divided into 44,849,365 registered shares with a notional value of EUR 1.00 each. The share capital is to be increased.

The Management and Supervisory boards propose that the following resolution be adopted:

The Company’s share capital shall be increased by up to EUR 8,969,870 by issuing up to 8,969,870 new registered shares with a notional value of EUR 1.00 each (“New Shares”) against cash capital contributions. The New Shares shall carry full dividend rights from 1 January 2020. They shall be issued at an issue price of EUR 1.00 (par) per share, i.e. at a total issue amount of up to EUR 8,969,870.

The New Shares shall be offered to the shareholders for subscription. The subscription right shall be granted in such a way that the New Shares are acquired by a credit institution to be selected and instructed by the Management Board, or by a company operating in accordance with Section 53 (1) Clause 1 or Section 53b (1) Clause 1 or (7) of the German Banking Act (KWG), with the obligation to offer them to the shareholders for subscription at a ratio of 5 : 1 at a subscription price that has yet to be determined, and to transfer the surplus proceeds to the Company after deducting appropriate costs. As a consequence, for every five old shares held, one new share can be subscribed for. A period of at least two weeks must be set for the exercise of the subscription right.

The subscription price shall be determined by a separate resolution of the Management Board with Supervisory Board consent at its due discretion, taking into account capital market conditions, whereby the subscription price may not be less than minimum amount pursuant to Section 9 (1) AktG. The subscription price shall be published in the German Federal Gazette (Bundesanzeiger) and via an electronic information medium at the latest three days before the end of the subscription period.

If shares are not subscribed for within the subscription period when the subscription right is exercised, they may be offered to the shareholders in excess of their subscription right (additional subscription) and to third parties in a private placement at the fixed subscription price in compliance with the principle of equal treatment.

The Management Board shall also be authorized, with Supervisory Board consent, to determine the further details of the capital increase and its implementation, in particular the further conditions for the issue of the shares.

If backstop agreements (i.e. binding agreements on the acquisition of New Shares) are concluded with shareholders, Section 53a AktG must be observed in such a way that the conclusion of backstop agreements is offered to all shareholders on the same terms, or a tender procedure is performed.

The following implementation period shall be specified:

The Management Board and the Chairman of the Supervisory Board (or his deputy if he is prevented from doing so) are instructed to notify the resolution to increase the share capital of the capital increase without delay, at the latest within three weeks after the resolution is adopted by the Annual General Meeting, in accordance with section 184 AktG, for entry in the relevant commercial register, unless an objection to the resolution has been declared for recording; in this case, the resolution to increase the share capital in accordance with section 184 of the German Stock Corporation Act must be notified for entry in the relevant commercial register without delay, at the latest within two weeks after expiry of the period for contesting the resolution in accordance with section 246 (1) AktG.

The resolution to increase the share capital shall become invalid if no subscription of New Shares occurs within four months of the resolution to increase the share capital in accordance with section 184 AktG being entered in the commercial register, or if the application to implement the increase in the share capital is not filed in accordance with Section 188 AktG within five months of the capital increase resolution being entered in the commercial register. However, even if the resolution is challenged by an action for rescission and/or nullity, the resolution on the increase of the share capital shall become invalid at the latest if the increase of the share capital pursuant to Section 188 AktG has not been entered in the commercial register at the latest within nine months of the date of the General Meeting, if it is not challenged by an action for rescission and/or nullity, but it becomes ineffective at the latest if the implementation of the increase in share capital pursuant to Section 188 AktG has not been entered in the commercial register within six months of the date of the Annual General Meeting.

The Supervisory Board shall be authorized to amend the wording of Section 7 (1) of the Company’s Articles of Association in accordance with the implementation of the capital increase.

7.	Resolution concerning adding a new Section 7 (3a) to the Company’s Articles of Association (creation of Approved Capital I without the possibility to exclude subscription rights)

The Management and Supervisory boards propose amending the Articles of Association and for this purpose, adding the following (3a) in Section 7 of the Articles of Association:

“(3a)	The Management Board shall be authorized until 27 May 2025, with Supervisory Board consent, to increase the Company’s share capital by up to EUR 8,500,000 through the issuing, either once or on several occasions, of up to 8,500,000 ordinary registered shares against cash capital contributions (Approved Capital I). The new shares are to be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) AktG.

If the fixed subscription price falls more than 5 % below the volume-weighted average price, which is calculated on the basis of the closing prices of the Biofrontera AG share on the Frankfurt Stock Exchange in electronic XETRA trading (or a successor system) during the last five trading days prior to the date of announcement of the subscription price in the Bundesanzeiger (German Federal Gazette) (“average price”), the Management Board shall be obligated to arrange for the subscription rights to be traded on the stock exchange as far as possible, at least on the open market of a German stock exchange. In this case, the Management Board shall be also obligated to ensure that holders of subscription rights that have exercised their subscription rights (“Beneficiaries”) are offered a further subscription (“Additional Subscription”) of such new shares that were not acquired in connection with the exercise of subscription rights (“Unsubscribed Shares”). All Beneficiaries must be offered an additional purchase of unsubscribed shares in the amount corresponding to their share of the total number of subscription rights exercised.

The subscription price may not exceed the average price.

If backstop agreements (i.e. binding agreements on the acquisition of New Shares) are concluded with shareholders, Section 53a AktG must be observed in such a way that the conclusion of backstop agreements is offered to all shareholders on the same terms, or a tender procedure is performed. The Management Board shall be authorized, with Supervisory Board consent, to determine the further contents of the share rights and the terms of the share issue.

The Supervisory Board shall be authorized to adapt the wording of Section 7 of the Articles of Association after the whole or partial implementation of the increase in the share capital in accordance with the respective utilization of Approved Capital I, and, if Approved Capital I has not been utilized, or has not been fully utilized, by 27 May 2025, to adapt it after the expiry of the authorization period.”

Supplementary information on agenda item 7

Overview of future reserve capitals

In the event that the authorization requested under agenda item 7 were to be granted and become effective, the Company’s reserve capitals would change as described below.

The following reserve capitals exist at present:

Conditional Capital I

Pursuant to Section 7 (2) of the Articles of Association, Conditional Capital I continues to exist in an amount of EUR 3,998,014, which was created by resolution of the General Meeting of 28 August 2015 in a scope of up to EUR 6,434,646. The reduction of the amount in the Articles of Association reflects the exercising of conversion rights, whereby the issue of the new shares has already been entered in the commercial register to reflect the amount of the difference. As a consequence, a total of 3,998,014 new shares can still be issued from Conditional Capital I. Conversion rights, from which up to 427,642 new shares can arise, currently exist from already issued convertible bonds.

An exclusion of subscription rights is possible here for fractional amounts in order to grant the holders of option and/or conversion rights or the holders of financial instruments of the Company with option and/or conversion obligations a subscription right to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations and insofar as financial instruments are issued against non-cash capital contributions and the value of the non-cash capital contribution is not unreasonably low in comparison with the theoretical market value of the financial instruments determined in accordance with recognized principles of financial mathematics.

Conditional Capital III

Conditional Capital III pursuant to Section 7 (6) of the Articles of Association exists in an amount of EUR 249,050. Conditional Capital IIII serves to secure options issued as part of the 2010 Share Option Program and that have not yet expired. As the 2010 Share Option Program expired on 1 July 2015, no further options can be granted on its basis. At present, 23,000 options are still outstanding, which were granted as part of the 2010 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for. The shareholders have no subscription right to the shares from Conditional Capital III.

Conditional Capital V

Conditional Capital V pursuant to Section 7 (8) of the Articles of Association exists in an amount of EUR 1,814,984. Conditional Capital V exists to secure options granted as part of the 2015 Share Option Program, which will be issued until 27 August 2020 pursuant to the more detailed terms of the management’s proposed resolution relating to agenda item 7 of the General Meeting of 28 August 2015. At present, 1,496,985 options are still outstanding, which were granted as part of the 2015 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for. The shareholders have no subscription right to the shares from Conditional Capital III.

Approved Capital II

The Shareholders’ General Meeting of 24 May 2017 authorized the Management Board until 23 May 2022, with Supervisory Board consent, to increase the Company’s share capital by up to EUR 4,000,000 through the issuing, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II). Subscription rights may be excluded for fractional amounts. Provision is also made for a simplified exclusion of subscription rights pursuant to Section 186 (3) Clause 4 AktG. An action for rescission has been filed against the resolution; the authorization has not yet become effective due to it not having been entered in the commercial register. The case is pending before the Federal Supreme Court. An application for release within the meaning of Section 246a AktG has been filed. If this authorization were to take effect, further approved capital of EUR 4,000,000 would exist. The right to purchase these shares could be excluded for fractional amounts pursuant to Section 186 (3) Clause 4 AktG.

Approved Capital I

This would be supplemented the new Approved Capital I (agenda item 7) in an amount of up to EUR 8,500,000, which does not provide for an exclusion of subscription rights.

END OF THE AGENDA

II. Further Information, Notes

1.	Total number of shares and voting rights on the General Meeting convening date

Of a total of 44,849,365 ordinary shares in issue as of the date of convening this General Meeting, 44,849,365 ordinary shares are entitled to participate and vote at the General Meeting. Each share grants its holder one vote. The Company holds no treasury shares as of the General Meeting convening date.

2.	Annual General Meeting without the physical presence of shareholders or their proxies

In accordance with Section 1 of the COVID-19 Act, the Management Board, with Supervisory Board consent, has decided to hold the Annual General Meeting as a virtual Annual General Meeting without the physical presence of shareholders or their proxies.

The holding of the Annual General Meeting as a virtual Annual General Meeting is permissible if

–	a video and audio transmission of the entire meeting is arranged,

–	the exercise of shareholders’ voting rights is possible via electronic communication (postal voting or electronic participation) and the granting of proxies,

–	the shareholders are given the opportunity to ask questions by way of electronic communication,

–	shareholders who have exercised their voting rights are given the opportunity to object to a resolution of the Annual General Meeting, waiving the requirement to appear at the Annual General Meeting by way of divergence from Section 245 No. 1 AktG.

However, the legislator has expressly considered it permissible for the shareholder’s local proxy to attend the Annual General Meeting as a shareholder representative. Voting rights may only be exercised by shareholders or proxies by means of postal voting or by granting power of attorney to the proxies appointed by the Company. Electronic participation in the meeting by shareholders or by proxies within the meaning of Section 118 (1) sentence 2 AktG is not possible.

3.	Requirements for exercising voting rights and access to the AGM stream

Pursuant to Section 20 (2) of the Company’s Articles of Association, only those shareholders are entitled to participate in the virtual AGM and to exercise their voting rights - either personally or through proxies - that are registered with the Company at least six days before the AGM (the date of receipt and the date of the AGM are not included in this calculation), in other words, by Thursday, 21 May 2020, 24:00 hours, and are entered in the share register on the AGM date.

Registration can occur either in written (Section 126 of the German Civil Code [BGB]) or in textual form (Section 126b BGB). The registration must be submitted to the Company in either German or English at the address below by letter, fax or email:

Biofrontera AG
c/o Link Market Services GmbH

Landshuter Allee 10
80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

The registration may also be submitted electronically using the password-protected shareholder portal (“Shareholder Portal”) provided by the Company at

www.biofrontera.com
section “Investors / Annual General Meeting”

The company will send the documents for registration, the agenda for the Annual General Meeting and information on the use of the shareholder portal together with the access data to those shareholders who request it or who are entered as shareholders in the company’s share register at the beginning of the 14th day before the meeting (May 14, 2020, 0:00 hours). New shareholders who are entered in the share register after May 14, 2020, 0:00 hours may also register to the Annual General Meeting in accordance with the above-mentioned options, however not through the Shareholder Portal. They will receive the access data for the shareholder portal after successful registration

For technical reasons relating to the related processing, no transfers of share ownership will be applied to the share register in the period from 22 May 2020 to 28 May 2020 (in each case inclusive). For this reason, the entry status of the share register on the General Meeting date shall correspond to the status after the last transfer of share ownership on 21 May 2020.

As far as the Company is concerned, pursuant to Section 67 (2) Clause 1 AktG, only those parties shall be deemed to be shareholders that are registered as shareholders in the share register. Accordingly, the entry status of the share register on the General Meeting date shall be the factor determining the right to participate, as well as to establish the number voting rights attributable to parties entitled to participate in the General Meeting.

Trading in the shares shall not be blocked by registration for the General Meeting. In consequence, following registration, shareholders will continue to be able to dispose freely of their shares. Since, however, as far as the Company is concerned, only those shareholders are deemed to be registered as shareholders that are entered in the share register on the General Meeting date, disposal can have effects on a shareholder’s entitlement to participate in the General Meeting.

Intermediaries and other persons treated as such pursuant to Section 135 (8) AktG (in particular shareholders’ associations and voting consultants) may only exercise the voting rights for shares which do not belong to them, but which are entered in the share register as their owner, on the basis of an authorization. Details relating to such authorizations are set out in Section 135 AktG.

Holders of American Depositary Shares (ADSs) will receive relevant documents from Bank of New York Mellon (Depositary).

4.	Voting by postal vote

Voting rights may be exercised by means of electronic communication (“postal vote”). This also requires timely registration and entry in the share register in accordance with the provisions of Section II. 3. above.

Postal votes (including revocation and amendment of votes) can be cast electronically via the shareholder portal at

www.biofrontera.com

in the section “Investors / Annual General Meeting

take place until the start of voting at the Annual General Meeting.

5.	authorization of and instructions to proxies of the Company

We offer our shareholders the option of authorizing Company-nominated proxies bound by instructions (voting proxies) to exercise their voting rights. This also requires timely registration and entry in the share register in accordance with the above provisions in item II. 3. If the proxies are authorized, they must be given instructions on how to exercise voting rights. Without such instructions, the proxies may not exercise the voting right.

The granting of the power of attorney, its revocation and the proof of authorization vis-à-vis the Company require text form.

For the authorization of proxies under express instructions, the form sent to the shareholders together with the invitation documents or the information provided on the Internet site

www.biofrontera.com

in the section “Investors / Annual General Meeting

the power of attorney and instruction form provided can be used.

The authorization of proxies under express instructions can be granted electronically via the shareholder portal at

www.biofrontera.com

in the section “Investors / Annual General Meeting

until the start of voting at the Annual General Meeting.

Proxies and instructions that are not issued via the shareholder portal must be received no later than May 27, 2020, 24:00 hours, by mail, fax or e-mail at the following address:

Biofrontera AG
c/o Link Market Services GmbH
Landshuter Allee 10
80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

For a revocation of the power of attorney granted to a proxy appointed by the Company and for changes to instructions, the above information on the possibilities of transmission and the deadlines to be observed shall apply accordingly.

6.	Authorization of persons other than the Company’s proxy

Voting rights may be exercised by a proxy, including through an intermediary or an association of shareholders. However, these proxies can also exercise the voting right in the virtual Annual General Meeting only by postal vote or by authorizing the proxies appointed by the Company. This also requires timely registration and entry in the share register in accordance with the above provisions in Section II. 3.

In accordance with Section 23 of the Company’s articles of association, the form of powers of attorney granted not to intermediaries or, pursuant to Section 135 (8), equivalent persons or associations (in particular shareholders’ associations), but instead to third parties, shall be governed by Section 23 of the Company’s articles of association: The proxy authorization may in any case be granted in writing or by fax; the articles of association do not restrict any other legal forms for granting proxy authorization, revoking it or proving the proxy authorization to the Company. For this reason, the issuing of the proxy authorization, its revocation and the proof of the authorization in relation to the Company can also be issued in a textual form pursuant to Section 134 (3) AktG

The address and fax number mentioned under section II 3 is available for the statement of the issuing of a proxy authorization to the Company, its revocation and the conveying of the proof of a stated authorization or its revocation, as well as the following e-mail address namensaktien@linkmarketservices.de

Proxies as well as revocation of proxies can also be issued via the shareholder portal at

www.biofrontera.com
section “Investors / Annual general meeting”

If the granting or proof of a proxy or its revocation by means of a declaration to the Company is made by mail, for organizational reasons it must be received by the Company by 27 May 2020, 24:00 hours (date of receipt). Transmission to the Company by fax, e-mail or the shareholder portal is still possible on the day of the Annual General Meeting.

If intermediaries or persons or associations (especially shareholder associations) equivalent to these pursuant to Section 135 (8) AktG are authorized, these are required to provide evidence of such authorization (Section 135 AktG). We recommend that our shareholders coordinate with the aforementioned concerning the form of authorizations.

7.	video and audio transmission of the Annual General Meeting

The entire Annual General Meeting will be broadcast in sound and vision (“HV-Stream”) via the shareholder portal of the Company, which can be found at

www.biofrontera.com

in the section “Investors / Annual General Meeting

On the day of the Annual General Meeting, registered shareholders respectively their proxies of a registered shareholder can log in with their access data on the shareholder portal and follow the AGM stream from the start of the AGM.

8.	Shareholders’ rights to demand an addition to the agenda (Section 122 (2) AktG)

Pursuant to Section 122 (2) AktG, shareholders whose shares together reach the twentieth part of the share capital or the proportional amount of EUR 500,000 can require that items be placed on the General Meeting agenda and be announced. Such requests are to be addressed in writing (Section 126 of the German Civil Code [BGB]) to the Management Board. A reason or proposed resolution must be included with each new agenda item. Shareholders’ requests for additions to the agenda are to be sent to the following address: Biofrontera AG, Vorstand, Hemmelrather Weg 201, 51377 Leverkusen.

The request must be received by the Company at least 30 days before the General Meeting; the date of receipt and the General Meeting date are not to be included in this calculation. The last possible receipt for a request for an addition to the agenda shall be Monday, 27 April 2020, 24:00 hours.

Applicants are required to provide evidence that they have been holders of the shares for at least 90 days before the date of the receipt of the request, and that they hold the shares until the decision concerning the application. Certain attribution possibilities exist pursuant to Section 70 AktG, to which reference is hereby made.

9.	Shareholders’ rights to announce motions and election proposals (Sections 126 (1) 127 AktG)

Countermotions and election proposals that are to be made available on the Company’s website prior to the General Meeting pursuant to Sections 126, 127 AktG must be received at the following address by Wednesday, 13 May 2020, 24:00 hours:

Biofrontera AG
c/o Link Market Services GmbH
Landshuter Allee 10
80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

Only countermotions and election proposals received in due time at the above address, including the name of the shareholder and any explanatory statement to be made available, will be published on the company’s website at

www.biofrontera.com

in the “Investors / Annual General Meeting” section without delay, provided that the legal requirements pursuant to Sections 126, 127 AktG are also otherwise fulfilled. Any comments by the management will also be made available at the aforementioned Internet address.

10.	Shareholders’ right to ask questions at the Annual General Meeting

Every shareholder who has registered for the Annual General Meeting in accordance with the provisions of section II. 3. has the opportunity to ask questions to the Management Board.

On the basis of Section 1 (2) Clause 2, Semiclause 2 HS COVID-19G, the Management Board has decided, with the consent of the Supervisory Board, that questions are to be submitted electronically at the latest two days before the AGM, in other words, by Monday, 25 May 2020, 24:00 hours (received) via the Company’s shareholder portal at

www.biofrontera.com

in the section “Investors / Annual General Meeting

The Management Board shall answer the questions pursuant to Article 2 Section 1 (2) Clause 2 COVID-19G at its own discretion. According to COVID-19G, shareholders have no further right to information for this Annual General Meeting.

11.	Statements of objection to be entered in the minutes

Shareholders who have exercised their voting rights themselves or through an authorized representative by way of a postal vote, or via the proxy, have the opportunity to lodge an appeal against the resolutions of the Annual General Meeting on the shareholder portal at

www.biofrontera.com

in the section “Investors / Annual General Meeting

An appeal may also be lodged by an authorized representative. However, the proxies are not available for this purpose.

12.	Notes on data protection

Personal data is processed in the context of the Annual General Meeting of Biofrontera AG. Details can be found in our data protection information at

www.biofrontera.com

in the section “Investors / Annual General Meeting

Shareholders who authorize a proxy are asked to inform the proxy of the data protection information.

13.	Time specifications / Viewing documents / Publications on the Company’s website / Further information about shareholders’ rights

All times specified in this convocation are in Central European Summer Time (CEST). From the convening of the General Meeting, the following documents will be available for viewing by shareholders at the Company’s business premises, Hemmelrather Weg 201, 51377 Leverkusen, during normal business hours, and a copy will be immediately sent free of charge to all shareholders on request. Furthermore, the documents are also published on the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area:

●	Complete agenda with the management’s proposed resolutions including any supplements pursuant to Section 122 (2) AktG along with an explanation if no resolution is to be passed in relation to an agenda item;

●	Separate annual financial statements, consolidated financial statements, combined separate management report and Group management report, explanatory reports by the Management board relating to the disclosures pursuant to Section 289a (1) and Section 315a (1) HGB (agenda item 1).

Immediately after the convening, the disclosures will also be made accessible pursuant to Section 124a AktG via the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area. From the convening of the General Meeting on, further information about shareholders’ rights will also be made available there.

Leverkusen, April 2020

The Management Board